Registration No. 333-257034
Filed pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT

(To prospectus dated June 11, 2021)

SELLING SECURITYHOLDERS

The shares offered by this prospectus are being registered for reoffers and resales by the Selling Securityholders, who may acquire such shares pursuant to the exercise of options and Awards granted under the Plan. All of the ordinary shares registered for sale under this reoffer prospectus will be owned, prior to the offer and sale of such shares, by certain of our employees, non-employee directors, executive officers and consultants listed below (the “Selling Securityholders”). We are registering the ordinary shares covered by this reoffer prospectus for the Selling Securityholders. As used in this reoffer prospectus, “Selling Securityholders” includes the pledges, donees, transferees or others who may later hold the Selling Securityholders’ interests. The Selling Securityholders named below may resell all, a portion or none of such shares from time to time. In addition, certain non-affiliates of the Company, not named in the following table, who hold less than the lesser of 1,000 shares or 1% of the shares issuable under a plan may also use this prospectus to sell up to that amount of shares acquired by them pursuant to the exercise of options or other Awards granted to them under the Plan.

The following table sets forth, with respect to each Selling Securityholder, based upon information available to us as of November 2, 2021, the number of ordinary shares beneficially owned before and after the sale of the ordinary shares offered by this prospectus; the maximum number of shares to be sold; and the percent of the outstanding ordinary shares owned before and after the sale of the ordinary shares offered by this prospectus.

Selling Securityholder	Shares Owned Prior to the Sale (1)	Percentage of Shares Owned Prior to the Sale	Shares Registered
Bryan Bullett	175,765 (2)	*	175,765
Sam Tabar	175,765 (2)	*	175,765
Erke Huang	440,000 (3)	*	440,000

*Less than one (1%) percent of the issued and outstanding ordinary shares.

(1)	Based on 69,308,086 ordinary shares issued and outstanding as of October 28, 2021 together with securities exercisable or convertible with ordinary shares within sixty (60) days as of such date for each shareholder. Except to the extent otherwise indicated, to the best of the Company’s knowledge, each of the indicated persons exercises sole voting and investment power with respect to all shares beneficially owned by him.

(2)	Of these shares, 15,000 were issued to each of Mr. Bullett and Mr. Tabar upon exercise of Restricted Stock Units (“RSUs”) awarded under a Consulting Services Agreement dated February 1, 2021 with Wellington Park Inc.; 120,765 were issued to each of Mr. Bullett and Mr. Tabar upon exchange of RSUs awarded under their respective employment agreements, each effective as of March 31, 2021 and the remaining 40,000 shares were issued upon exchange of RSUs awarded pursuant to Board of Directors’ resolutions adopted on July 29, 2021. The RSUs were awarded under the Company’s 2021 Omnibus Equity Incentive Plan approved by the Company’s shareholders at the 2020 AGM. The initial 135,765 shares issued to both Mr. Bullett and Mr. Tabar vest in twenty-four (24) equal monthly installments commencing on February 1, 2021. The most recent 40,000 RSUs (as exchanged for Ordinary Shares) issued to each of Messrs. Bullett and Tabar were fully vested upon award.
(3)	Erke Huang and Zhaohui Deng are the beneficial owners of 300,000 and 700,000 Ordinary Shares, respectively, issuable upon the conversion of 1,000,000 Preference Shares owned by Geney Development Limited (“GDI”), a BVI entity located at 4th Floor Waters Edge Building, Meridian Plaza, Road Town, Tortola VG1110, British Virgin Islands. Following shareholder approval at the 2020 Annual General Meeting (the “AGM”), 1,000,000 Ordinary Shares owned by GDI were exchanged by the Company for 1,000,000 Preference Shares upon the filing of the Amended and Restated Articles of Association (the “AOA”) in the Cayman Islands on or about April 30, 2021. The AOA provides that (i) all Preference Shares are convertible into Ordinary Shares on a one-for-one basis and (ii) for all Company matters requiring the vote of Members by a poll or by proxy, each Preference Share shall carry the equivalent number of votes as 50 Ordinary Shares, or an aggregate of 50,000,000 votes, which was equal to approximately 72% of the issued and outstanding shares as of October 28, 2021 or approximately 42% of the Voting Securities, including the Preference Shares.

Dated: November 2, 2021